UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extraordinary General Meeting Minutes

On February 11, 2020, Taiwan Liposome Company, Ltd. (the “Company”) held its First Extraordinary General Meeting of 2020 (the “Meeting”). At the Meeting, the shareholders approved the following matters: (i) resolution to approve the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically, (ii) elected the directors of the Company, and (iii) released the newly-elected directors from certain non-competition restrictions. On February 17, 2020, the Company made the minutes from the Meeting (the “Minutes”) available on the Taipei Exchange’s Market Observation Post System.

A copy of the Minutes is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Meeting Minutes for the First Extraordinary General Meeting of 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: February 18, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President